Exhibit 4.8

July 1, 2009

To,
Mr. Avraham Zuaretz	Hand delivered
Moshav Neve Mivtach

Hello Avraham,

Re: Unprotected Lease Agreement (Business Structure) dated November 28, 2001

Further to our yesterday's meeting, I would like to put down in writing the agreements reached between us in connection with amending the above referenced lease agreement (hereinafter: the "Agreement"). I would appreciate it if you confirm the agreements detailed hereinafter with your signature at the bottom of this letter:

1.
RRsat Global Communications Network Ltd. (formerly, R.R. Satellite Communications Ltd.) (hereinafter: "RRsat") is granted a right to extend the term of the Agreement by two additional terms of 5 years each, i.e. from 1.1.2012 until 31.12.2016 and from 1.1.2017 until 31.12.2021 (hereinafter: the "Optional Terms").

2.
In consideration for your courteous agreement to grant RRsat the right to extend the Agreement for the Optional Terms, RRsat agrees that commencing as of July 1, 2009 and for the entire duration of the lease period, including the Optional Terms, the rent will be [* * *] per month, plus VAT according to law.

3.	It is agreed that RRsat shall be entitled to [* * *] with a written notice which will be sent to you [* * *].

4.	Except as specifically stated above, all other terms of the Agreement will remain in effect without any change.

Sincerely,

(signature)
David Rivel, Founder and CEO
RRsat Global Communications Network Ltd.

I confirm my consent to the above:

(signature)
_______________
Avraham Zuaretz
Date: ______________

Main Offices: 4 Hagoren St., Industrial Park, Omer 84965, Israel Tel: +972-8-8610000 Fax: +972-8-8610501
Marketing Department: Reem Junction, D.N. Shikmim 79813, Israel Tel: +972-8-8610000 Fax: +972-8-8610555
info@rrsat.com • www.rrsat.com

*** Confidential  portions of this document have been redacted and filed separately with the Security and Exchange Commission.